UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Notice of Annual Meeting and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: Title:	David Blackley Chief Financial Officer

Date: August 17, 2010

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 23, 2010

August 17, 2010

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD

ON SEPTEMBER 23, 2010

NOTICE IS HEREBY GIVEN that the annual meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, ON, M5X 1J2, on the 23rd day of September, 2010, at 10:00 a.m. (Eastern Time) (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended March 31, 2010 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such; and

4.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

A copy of the 2010 Annual Report of the Corporation, the Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, (facsimile no. (416) 368-2502 or toll free in North America only at no. 1-866-781-3111) no later than 10:00 a.m. (Eastern Time), on September 21, 2010 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Calgary, Alberta, this 17th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/s/ David Blackley
Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation” or “NAEP”) for use at the annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “NAEP Shareholders”) to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, ON, M5X 1J2, on the 23rd day of September, 2010, at 10:00 a.m. (Eastern Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated August 17, 2010 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose. The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about August 18, 2010. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “forecast”, “continue”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is August 3, 2010. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his or her name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, together with a copy to the Secretary of the Corporation at North American Energy Partners Inc., Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him or her at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only at 1-866-781-3111) no later than 10:00 a.m. (Eastern Time) on September 21, 2010 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his or her attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of Kevin Rowand, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting NAEP Common Shares. As at August 13, 2010, there were a total of 36,072,936 NAEP Common Shares outstanding and no non-voting NAEP Common Shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. For a list of all persons or corporations who beneficially own, or control or direct, directly or indirectly, securities carrying more than 10% of the voting rights attached to the NAEP Common Shares, please see the table included under the Section captioned “Business to be Transacted at The Meeting – Election of Directors”.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Corporation for the fiscal year ended March 31, 2010, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt in the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Corporation presently consists of ten directors. All of the nominees below are now directors of the Corporation and have been directors since the dates indicated below. Unless a NAEP Shareholder directs that his or her NAEP Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the ten nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The following table and the notes thereto state, as of August 17, 2010, the: (i) name, municipality, province or state of residence, country of residence, and age of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the 2010 fiscal year.

George R. Brokaw Southampton, NY, U.S.A, 42 Director since: June 28, 2006 Independent Director Meets share ownership guidelines

George R. Brokaw became one of our Directors on June 28, 2006. Mr. Brokaw joined Perry Capital, L.L.C., an affiliate of Perry Corp., in August 2005. Mr. Brokaw is a Managing Director of Perry Corp. From January 2003 to May 2005, Mr. Brokaw was Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC, which he joined in 1996. Between 1994 and 1996, Mr. Brokaw was an investment banking associate for Dillon Read & Co. Mr. Brokaw received a Bachelor of Arts degree from Yale University and a Juris Doctorate and Masters of Business Administration from the University of Virginia. He is admitted to practice law in the State of New York. Affiliates of Perry Corp. are holders of NAEP Common Shares (see table disclosing beneficial ownership).

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	1,718
	2009	15,768
	2010	27,632	NIL

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	June 29, 2006	June 29, 2016	$5.00	27,760 / 27,760	27,760	$129,916

	Committee Membership and Attendance Record
	Board			15 of 16
	Audit			4 of 5
	Health, Safety, Environment and Business Risk			7 of 7

John A. Brussa Calgary, AB, Canada, 53 Director since: November 26, 2003 Independent Director Meets share ownership guidelines

John A. Brussa became one of our Directors on November 26, 2003. Mr. Brussa is a senior partner and head of the Tax Department at the law firm of Burnet, Duckworth & Palmer LLP, a leading natural resource and energy law firm located in Calgary. He has been a partner since 1987 and has worked at the firm since 1981. Mr. Brussa is Chairman of Penn West Petroleum Ltd. (Penn West Energy Trust) and Crew Energy Inc. Mr. Brussa also serves as a director of a number of natural resource and energy companies. He is a member and former Governor of the Executive Committee of the Canadian Tax Foundation. Mr. Brussa attended the University of Windsor and received his Bachelor of Arts in History and Economics in 1978 and his Bachelor of Laws in 1981.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	953
	2009	10,845
	2010	21,017	112,400

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	27,760	$129,916

	Committee Membership and Attendance Record
	Board			15 of 16
	Compensation			3 of 3
	Governance			1 of 1

Peter Dodd Sydney, Australia, 60 Director since: June 11, 2009 Non-Independent Director Meets share ownership guidelines

Peter R. Dodd retired as Chief Financial Officer of NAEP on June 10, 2009 and became a non-independent director of the Corporation. Mr. Dodd has over 25 years experience in strategic business planning, corporate finance and investment banking. Prior to joining NAEP, Mr. Dodd served as Director of Strategy and Development for CSR Ltd., an Australia based conglomerate with sugar, building products, aluminum and property divisions. Previously, Mr. Dodd was Managing Director and Global Head of Corporate Finance for ABN AMRO in London, England, managing corporate finance teams in 23 countries. Mr. Dodd has a PhD in Accounting and Finance from the William E. Simon School of Management at the University of Rochester and is currently Deputy Vice-Chancellor & Chief Operating Officer of Macquarie University in Sydney, Australia.

	Securities Held
	Fiscal Year	DSUs (#)	PSUs (#)	Common Shares (#)
	2008	Nil	4,667
	2009	Nil	20,117
	2010	12,207	Nil	40,000

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 27, 2007	November 27, 2017	$13.50	109,400 / 43,760	43,760	Nil
	December 4, 2008	December 4, 2018	$3.69	12,500 / 2,500	2,500	$14,975

	Committee Membership and Attendance Record
	Board			11 of 16
	Governance			1 of 1
	Health, Safety, Environment and Business Risk			1 of 2

John D. Hawkins Houston, TX, U.S.A., 46 Director since: October 17, 2003 Independent Director Meets share ownership guidelines

John D. Hawkins became one of our Directors on October 17, 2003. Mr. Hawkins joined The Sterling Group, L.P. in 1992 and has been a Partner since 1999. The Sterling Group is a private equity investment firm and an investment entity affiliated with The Sterling Group is a holder of NAEP Common Shares. Mr. Hawkins also serves on the board of several Sterling portfolio companies and non-profit entities. Before joining Sterling Group, Mr. Hawkins was on the professional staff of Arthur Andersen & Co. from 1986 to 1990. He received a Bachelor of Science in Business Administration in Accounting from the University of Tennessee and his Master of Business Administration from the Owen Graduate School of Management at Vanderbilt University.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	898
	2009	13,742
	2010	31,888	31,208

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	5,552	$25,983

	Committee Membership and Attendance Record
	Board			13 of 16
	Audit			5 of 5
	Governance (Chair)			1 of 1

Ronald A. McIntosh Calgary, AB, Canada, 68 Director since: May 20, 2004 Independent Director Chairman of the Board Meets share ownership guidelines

Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortress Energy Inc.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	1,945
	2009	21,673
	2010	39,732	56,200

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	April 22, 2004	April 22, 2014	$5.00	70,000 / 70,000	70,000	$327,600

	Committee Membership and Attendance Record
	Board			16 of 16
	Audit			5 of 5
	Governance			1 of 1
	Health, Safety, Environment and Business Risk			7 of 7

William C. Oehmig Houston, TX, U.S.A., 61 Director since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig served as Chairman of our Board of Directors from November 26, 2003 until passing off this position and assuming the role of Director and Chairman of the Executive Committee on May 20, 2004. He now serves as Chairman of the Risk Committee and on the Compensation Committee. Mr. Oehmig is a Partner with The Sterling Group, L.P., a private equity investment firm. An investment entity affiliated with The Sterling Group is a holder of NAEP Common Shares. Prior to joining Sterling Group in 1984, Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors. He began his career in Houston in 1974 at Texas Commerce Bank. Mr. Oehmig currently serves on the board of Universal Fibers Inc. In the past he has served as Chairman of Royster Clark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the boards of several other Sterling portfolio companies. Mr. Oehmig serves or has served on numerous other corporate and non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Master of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	2,170
	2009	22,789
	2010	43,582	583,720

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	Nil	N/A

	Committee Membership and Attendance Record
	Board			14 of 16
	Compensation			3 of 3
	Health, Safety, Environment and Business Risk (Chair)			7 of 7

Rodney J. Ruston Calgary, AB, Canada, 59 Director Since: June 15, 2005 Non- Independent Director President & Chief Executive Officer Meets share ownership guidelines

Rodney J. Ruston became President and Chief Executive Officer of NAEP on May 9, 2005 and took the Corporation public with a listing on both the NYSE and TSX on November 22, 2006. In 2007, Mr. Ruston joined Northern Alberta Institute of Technology’s President’s Advisory Committee where he served for two years. In July 2009 Mr. Ruston joined the Board of the Alberta Enterprise Group, a public policy advocacy group based in Edmonton Alberta.

Prior to joining NAEP, Mr. Ruston was Managing Director and Chief Executive Officer of Ticor Limited, a publicly-listed, Australian natural resources company with operations in Australia, South Africa and Madagascar. Mr. Ruston has spent his entire career in the natural resources industry, holding management positions with Pasminco Limited, Savage Resources Limited, Wambo Mining Corporation, Oakbridge Limited, and Kembla Coal & Coke Pty. Limited.

He was Chairman of the Australian Minerals Tertiary Education Council from July 2003 until May 2005. He received his Masters of Business Administration from the University of Wollongong and Bachelor of Engineering (Mining) from the University of New South Wales in Australia.

	Securities Held
	Fiscal Year	PSUs (#)	Common Shares (#)
	2010	78,835	28,700

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	May 9, 2005	May 9, 2015	$5.00	550,000 / 550,000	440,000	$2,059,200
	November 27, 2007	November 27, 2017	$13.50	21,900 / 8,760	8,760	Nil
	December 4, 2008	December 4, 2018	$3.69	29,200 / 5,840	5,840	$34,981
	February 8, 2010	February 8, 2020	$9.33	32,200 / Nil	Nil	Nil

	Committee Membership and Attendance Record
	Board			15 of 16
	Audit			4 of 5
	Compensation			3 of 3
	Health, Safety, Environment and Business Risk			7 of 7

Allen R. Sello West Vancouver, BC, Canada, 71 Director Since: January 26, 2006 Independent Director Meets share ownership guidelines

Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held finance and marketing management positions, including Treasurer. In 1979, Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice-President and Controller. He was appointed Vice-President, Finance of its successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice-President and Chief Financial Officer for UMA Group Limited. Mr. Sello is currently a director of Sterling Shoes Inc. and Chair of the Vancouver Board of Trade’s Government Budget and Finance Committee. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Master of Business Administration (M.B.A.) from the University of Toronto.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	953
	2009	10,346
	2010	20,223	28,100

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	February 23, 2006	February 23, 2016	$5.00	27,760 / 22,208	22,208	$103,933

	Committee Membership and Attendance Record
	Board			16 of 16
	Audit (Chair)			5 of 5
	Compensation			3 of 3

Peter W. Tomsett West Vancouver, BC, Canada, 52 Director Since: September 19, 2006 Independent Director Meets share ownership guidelines

Peter W. Tomsett became one of our Directors on September 19, 2006. From September 2004 to January 2006, Mr. Tomsett was President & Chief Executive Officer of Placer Dome Inc. based in Vancouver. He joined the Placer Dome Group in 1986 as a Mining Engineer with the Project Development group in Sydney, Australia. After various project and operating positions, he assumed the role of Executive Vice-President, Asia-Pacific for Placer Dome Inc. in 2001. In 2004, Mr. Tomsett also took on responsibility for Placer Dome Africa which included mines in South Africa and Tanzania. Mr. Tomsett has been a Director of the Minerals Council of Australia, the World Gold Council and the International Council for Mining & Metals. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and also attained a Master of Science (Distinction) in Mineral Production Management from Imperial College, London. Mr. Tomsett is also Chairman of Silver Standard Resources Inc. and Equinox Minerals Ltd., and a director of Talisman Energy Inc.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	2,326
	2009	23,188
	2010	46,852	NIL

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	September 14, 2006	September 14, 2016	$16.75	27,760 / 16,656	16,656	Nil

	Committee Membership and Attendance Record
	Board			16 of 16
	Compensation (Chair)			3 of 3
	Health, Safety, Environment and Business Risk			7 of 7

K. Rick Turner Houston, TX, U.S.A., 52 Director Since: November 26, 2003 Independent Director Meets share ownership guidelines

K. Rick Turner became one of our Directors on November 26, 2003. Mr. Turner has been employed by Stephens’ family entities since 1983. Mr. Turner is currently Senior Managing Director of The Stephens Group, LLC. He first became a private equity principal in 1990 after serving as the Assistant to the Chairman, Jackson T. Stephens. His areas of focus have been oil and gas exploration, natural gas gathering, processing industries and power technology. Mr. Turner currently serves as a director of Atlantic Oil Corporation; JV Industrials, LLC; JEBCO Seismic, LLC; Seminole Energy Services, LLC; the General Partner of Energy Transfer Partners, LP (“ETP”); and the General Partner of Energy Transfer Equity, LP (“ETE”). Prior to joining Stephens, Mr. Turner was employed by Peat, Marwick, Mitchell and Company. Mr. Turner earned his Bachelor of Science in Business Administration (B.S.B.A.) from the University of Arkansas and is a non-practicing Certified Public Accountant.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	859
	2009	9,517
	2010	20,133	33,427

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	5,552	$25,983

	Committee Membership and Attendance Record
	Board			16 of 16
	Audit			5 of 5
	Governance			1 of 1

(1)	The “At-Risk Value” means the “in the money” value of the applicable vested equity units using the closing price of the common shares on the TSX on March 31, 2010 of $9.68.

Board and Committee Meetings Held in Fiscal Year 2010

Board/Committee	Total Number of Meetings
Board	16
Audit	5
Compensation	3
Health, Safety, Environment and Business Risk	7
Governance	1

The following persons or entities beneficially own, or control or direct, directly or indirectly, securities carrying more than 10% of the voting rights attached to the NAEP Common Shares based on information available on August 13, 2010.

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Sterling Group Partners I, L.P. (a)	4,626,265	12.81
Richard Perry (b)	4,598,466	12.73
Fidelity Management & Research Company (c)	3,822,900	10.58

(a)

Sterling Group Partners I GP, L.P. is the sole general partner of Sterling Group Partners I, L.P. Sterling Group Partners I GP, L.P. has five general partners, each of which is wholly-owned by one of Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland. Each of these individuals disclaims beneficial ownership of the shares owned by Sterling Group Partners I, L.P. Sterling Group Partners I, L.P. is an affiliate of The Sterling Group, L.P.

(b)

Perry Partners, L.P. directly holds 2,161,361 NAEP Common Shares. Perry Luxco S.A.R.L. directly holds 1,718,443 NAEP Common Shares. Perry Partners International, Inc. directly holds 718,662 NAEP Common Shares. Richard Perry is the President and sole shareholder of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the class of securities owned by Perry Luxco S.A.R.L. As such, Mr. Perry may be deemed to have beneficial ownership over the respective NAEP Common Shares owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc.; however, Mr. Perry disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein. Perry Corp. is an affiliate of Perry Strategic Capital Inc.

(c)

Fidelity Management & Research Company, a wholly-owned subsidiary of FMR, LLC and an investment advisor registered under the US Investment Advisors Act of 1940, is the beneficial owner of 3,822,900 NAEP Common Shares as a result of acting as investment advisor to various investment companies registered under the US Investment Company Act of 1940.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of the directors as specified above, the persons named in the enclosed form of Proxy intend to vote for the election of the directors as specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.

2.	Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “for” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending March 31, 2011 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the reappointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Compensation Committee is responsible for reviewing and recommending to the Board of Directors for approval, the Corporation’s philosophy, policies and guidelines on Board of Directors’ and executive compensation. The Compensation Committee reviews and recommends to the Board of Directors for approval: (i) the recruitment, evaluation and succession plans for the President and Chief Executive Officer, (ii) the compensation package for the chairs of the committees of the Board of Directors and other directors of the Corporation, and (iii) the structure of, implementation of, participation in, amendments to or termination of all long-term incentive programs including, but not limited to, the Share Option Plan, the DSU Plan (see “Compensation of Directors – Directors’ Deferred Share Unit Plan”) and the PSU Plan (see “Long-term

Incentive Plan – Performance Share Unit Plan”). The Compensation Committee also reviews and approves: (i) the recruitment, evaluation and succession plans for all individuals reporting directly to the Chief Executive Officer (the “executive management”), and (ii) the compensation package, including base salaries, annual incentive compensation, all retirement, health and welfare benefits and perquisites for executive management (and with respect to the Chief Executive Officer, recommends such matters to the Board of Directors for approval). The Compensation Committee may review any and all aspects of total compensation at its discretion; however a formal review is undertaken annually with base salary adjustments and short-term bonus payments processed in July of each year. Short-term bonuses awarded and paid out in July, 2010 were for the achievement of results in the 2010 fiscal year (April 1, 2009 – March 31, 2010). Our Board of Directors has adopted a written charter for the Compensation Committee that is available on our website.

Executive Compensation Philosophy

The Corporation’s executive compensation policy is designed to attract, retain and motivate qualified executives who are committed to achieving success for the Corporation and maximum value for its shareholders. The philosophy of the executive compensation policy is premised upon three core principles:

1.	Competitive Compensation

As of the end of March, 2010 the overall employment picture in Alberta remained strong, with unemployment levels among the lowest of any province in Canada and competition for top talent remaining fierce. Experienced senior talent, particularly in the energy sector, still remains difficult to attract and retain. The Corporation maintains a market-competitive total executive compensation package as outlined in the table below (Executive Compensation Elements). In our ongoing effort to ensure that our compensation plans remain market-competitive, we regularly utilize the services of independent specialized compensation consultants, including Hewitt Associates and Wynford Group, to evaluate our total compensation against that of leading corporations within Alberta in the industries in which the Corporation operates. With respect to long-term incentive plans for executive management and compensation for directors, the Committee utilizes specialized compensation consulting services provided by Hewitt Associates to assist with the structure and design of these plans. Through this process, we ensure that our executive compensation programs support the development and retention of our executives as they are crucial to our future success.

2.	Performance & Accountability

We believe that executive compensation should be strongly correlated to the financial performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, we have adopted the annual Management Incentive Plan (the “MIP” also known as “Short-Term Incentive Plan”), which is discussed further below under “Alignment of Executive and Shareholder Interests”. The MIP was first introduced in 2006, with the key underlying principle of ensuring that executives are held accountable to stakeholders by measuring the performance of the Corporation against the Corporation’s Consolidated EBITDA¿ forecast in the approved annual budget. This creates a performance-based corporate culture that rewards individual contributions to the achievement of the Corporation’s goals and creation of shareholder value. A significant portion of executive compensation is in the form of at-risk pay, compensating executives for strong corporate performance and achievement of individual objectives. This emphasis on performance-based compensation is reflected in determining all elements of executive compensation.

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2010, which is available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

3.	Alignment of Executive and Shareholder Interests

It is in the Corporation’s best interests to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly the MIP was designed to ensure that the continued profitability of the Corporation results in increased financial reward for shareholders and executives alike. Executives are rewarded through the MIP based on three criteria: (i) organizational performance; (ii) divisional performance; and (iii) individual performance. The Chief Executive Officer is rewarded through the MIP based on two criteria: (i) organizational performance and (ii) individual performance. This approach ensures that the role of the individual within the team is appropriately recognized. The MIP is a key mechanism utilized in realizing the compensation principles, particularly the latter two. The target MIP remuneration structure for the 2010 fiscal year is set out below and remains unchanged for the 2011 fiscal year (based on the actual performance of the Corporation, the percentage attributable to the Corporation’s performance may be higher and consequently the actual proportion of salary paid may be higher than 100%):

MANAGEMENT LEVEL	CORPORATION PERFORMANCE	BUSINESS UNIT OR DIVISIONAL PERFORMANCE	INDIVIDUAL PERFORMANCE	PROPORTION OF SALARY PAYABLE AT TARGET
President and Chief Executive Officer	70%	—	30%	100%
Chief Financial Officer and Vice Presidents	50%	30%	20%	100%

The Corporation’s Key Performance Indicator (“KPI”) is based on the Corporation’s total Consolidated EBITDA ¿, while business unit and divisional KPIs are selected measures specific to a division based on key business drivers of that division, examples of which include production efficiencies, equipment utilization, cost performance and safety performance. Individual KPIs are related to the development of the team, development of key individuals within the division and special projects undertaken within the division.

Executive Compensation Overview

This discussion of executive compensation focuses on the compensation of the following:

i.	our President and Chief Executive Officer, Rodney J. Ruston;

ii.	our Chief Financial Officer as at the end of the 2010 fiscal year, David Blackley; and

iii.

our three most highly compensated executive officers as at the end of the 2010 fiscal year, other than our Chief Executive Officer and our Chief Financial Officer, those three executive officers being Christopher R. Yellowega, Kevin R. Mather and Robert G. Harris.

All of those above are defined by applicable regulations to be “named executive officers” for the purposes of compensation disclosure (collectively, the “NEOs”).

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2010, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

The following table sets out the various components of compensation that executives (including the NEOs) receive:

Executive Compensation Components

Base Salary

Base salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are generally considered annually, taking into account the executive’s overall performance, experience and market conditions.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s performance in the fiscal year as measured by the Corporation’s total Consolidated EBITDA achieved. Each executive has a targeted annual bonus of 100% of base salary. Actual payout is determined by achievement of predetermined financial objectives and performance objectives. Payouts range from zero to a maximum of 200% of an executive’s bonus target.

Long-Term Incentive Plan (“LTIP”)

LTIP compensation grants are generally made twice per calendar year through two vehicles: (1) Stock Options granted in December, and (2) Performance Share Units granted in April. Each executive has a target annual LTIP compensation value of 40% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Performance Share Units. The CEO targeted LTIP compensation value is 50% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Performance Share Units.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered saving plan.

Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.

Perquisites	Limited perquisites are provided including car allowance, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

Determining Individual Compensation for NEOs

As described above, the Compensation Committee is responsible for providing oversight with regard to executive compensation programs and setting individual compensation for the NEOs. The Compensation Committee receives assistance from several sources, both internal and external, in order to fulfill these responsibilities.

Compensation Consultants

Since 2007, the Corporation has engaged the services of specialized compensation consultants, Hewitt Associates and Wynford Group, to provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure and to assist management in the development of the various programs within our compensation framework. The Corporation engaged the services of these consultants to perform studies of the market comparator group of corporations to evaluate the Corporation’s total compensation programs and to make recommendations to the Compensation Committee. The Corporation also engaged the services of Hewitt Associates to assist the Corporation in developing a new long-term incentive plan for the 2009 fiscal year and to assist with director compensation.

Comparator Group Analysis and Market Data

In determining compensation for the executive group, our primary comparator group includes companies in the Canadian industrial construction and mining sectors that meet the following criteria:

a.	Competing for similar talent, primarily in Alberta;

b.	Operating in one or more of the mining, piling, pipeline, industrial construction and heavy construction sectors and;

c.	Operating in major industrial projects in Northern Alberta (Oil Sands) as well as the Edmonton area and other Western Canadian provinces with annual revenue of $500 million up to $3 billion.

When there are insufficient job matches in that group, comparator data from the overall Canadian industrial sector is used. The specific companies included in these comparator groups are those whose data is available through the consultant’s database. In addition, in determining compensation for the NEOs, the Compensation Committee considers publicly-disclosed executive compensation information for Canadian public companies. The use of comparative market data is just one of the factors used in setting compensation for the NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

Input from the Corporation’s Management

The President & CEO participates in the compensation process, makes recommendations to the Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. The Vice President, Human Resources, Health, Safety & Environment and the CFO assist the President & CEO in developing and presenting management’s recommendations and supporting material to the Compensation Committee pertaining to the compensation of the NEOs.

Assessment of Individual Performance

Each year, the President & CEO evaluates the performance of each of the other NEOs. In addition to organizational performance, NEOs are assessed on both divisional performance and individual performance. The President & CEO is assessed on organizational performance and individual performance by the Compensation Committee, with participation of the entire Board.

2010 Fiscal Year Compensation

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Compensation Committee with adjustments effective July 1. The Compensation Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous fiscal year. In reviewing the base salaries of the Corporation’s executives, the Compensation Committee also considers comparator group compensation, internal pay relationships and total employee cost. The base salary pay adjustments noted below took into consideration the pay position of each executive in the market and percentage adjustments ensured base compensation levels remained commensurate with the market.

The following table sets out the 2010 base salaries as at March 31, 2010, and the percentage increase from 2009 for each of the NEOs:

NEO	2010 Base Salary ($)	% change from 2009
Rodney J. Ruston	576,800	3.0
David Blackley	268,249	9.0
Christopher R. Yellowega	275,000	10.0
Kevin R. Mather	273,239	8.0
Robert G. Harris	249,956	3.0

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management (also known as our “Management Incentive Plan” or “MIP”) is described above in “Alignment of Executive and Shareholder Interests”. It is the primary vehicle we use to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to enable the Corporation to achieve its financial goals and to reward them to the extent we achieve those goals. All of our executives, including the NEOs, participate in the STIP.

Consolidated EBITDA¿, was chosen as the financial metric for the STIP for the NEOs because it measures the current profitability of our business and, as such, is a good indicator of overall corporate performance. Certain prescribed adjustments to Consolidated EBITDA to eliminate factors not considered relevant to the true financial performance of the Corporation are recommended by the Compensation Committee and approved by the Board of Directors. The STIP for certain executives other than the NEOs may include performance objectives based on the performance of their applicable business unit.

The Board of Directors approves the Consolidated EBITDA target for the STIP which is developed at the beginning of each fiscal year through the Corporation’s annual budget and strategic planning process. The Consolidated EBITDA target is intended to be challenging. The Board of Directors set a Consolidated EBITDA target for the 2010 fiscal year taking into account the results of the 2009 fiscal year and considering the budget and business plans prepared, presented to and approved by the Board. The Consolidated EBITDA results for the 2010 fiscal year exceeded the target set by the Board of Directors and STIP payouts were made to eligible employees including the NEOs at 104.5% of target. The Corporation does not disclose the Consolidated EBITDA target on the basis that it is confidential and competitively sensitive and its disclosure would seriously prejudice the Corporation’s interests.

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2010, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The target incentive opportunity for each of the NEOs is 100% of base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus depending on the Corporation’s performance relative to the Consolidated EBITDA target and achievement by each NEO against divisional and individual performance objectives, as applicable. Recommendations for bonus awards are made by the President & CEO to the Compensation Committee. The Board of Directors determines the STIP award for the President and CEO based upon the Corporation’s performance related to the Consolidated EBITDA target and achievement of individual performance objectives. The following table sets forth the STIP target, maximum STIP award and 2010 STIP award for each NEO.

NEO	STIP Target as Percentage of Base Salary (%)	STIP Target ($) (1)	Maximum STIP Award ($)	2010 STIP Award ($) (2)
Rodney J. Ruston	100	559,728	1,119,456	584,910
David Blackley	100	252,612	505,224	263,936
Christopher R. Yellowega	100	258,285	516,570	269,864
Kevin R. Mather	100	264,707	529,414	276,574
Robert G. Harris	100	246,032	492,064	257,061

(1)

STIP Target is calculated as follows: 100% (Base Salary Effective April 1, 2009 to June 30, 2009 * 0.25) + (Base Salary Effective July 1, 2009 to March 31, 2010 * 0.75). This calculation takes into consideration base salary changes made part way through the fiscal year. Further pro-rations of the STIP calculation would occur if off-cycle adjustments were made throughout the fiscal year.

(2)	2010 STIP Awards for fiscal year end March 31, 2010 were paid in July, 2010. Consolidated EBITDA results for fiscal year 2010 resulted in STIP eligibility at 104.5% of target.

Long-Term Incentive Plan (“LTIP”)

The purpose of our equity-based LTIP is to motivate executives to achieve long-term performance goals which will increase shareholder return on investment. Under the LTIP, we award long-term incentives to executives in the form of share options and performance share units (PSUs), the value of which are directly linked to the creation of shareholder value.

The Compensation Committee reviews and recommends to the Board of Directors on the adequacy and the form of LTIP for executive management. An LTIP target value is established annually for executive management by the Compensation Committee and is primarily based upon the executive’s role. The target value is calculated as a percentage of base salary. The LTIP is designed to deliver annual compensation equivalent to 50% of base salary for the CEO and 40% for the other NEOs. The LTIP is delivered through the use of two vehicles, those being grants of share options and grants of PSUs. Fifty percent of the LTIP compensation is delivered in December of each year through grants of share options recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s Share Option Plan. The other 50% of the LTIP compensation is delivered in April of each year through grants of PSUs recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s PSU Plan. LTIP grants to the CEO are determined by the Board of Directors.

Share Option Plan

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan was re-approved by the shareholders at the Annual and Special Meeting held on September 24, 2009. The Share Option Plan is administered by the Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Compensation Committee. The Share Option Plan provides for the discretionary grant of options to purchase the Corporation’s Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Compensation Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous 5 day volume weighted average trading price of the Corporation’s Common Shares on the Toronto Stock Exchange or the New York Stock Exchange.

As of August 13, 2010, the Corporation had 36,072,936 Common Shares outstanding, therefore providing for a current maximum of 3,607,294 Common Shares reserved for issuance under the Share Option Plan. As at August 13, 2010, the Corporation had 2,216,604 options to purchase Common Shares outstanding (or approximately 6.1% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 1,390,690 Common Shares (or approximately 3.9% of the outstanding Common Shares) available for future option grants at that date.

The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the Corporation’s issued and outstanding NAEP Common Shares. The maximum number of NAEP Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase. The maximum number of NAEP Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding shares on a non-diluted basis immediately prior to the proposed option to purchase.

The Share Option Plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. Notwithstanding such right, the Share Option Plan provides that the Corporation may elect, at its sole discretion, to net settle the option with stock.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Compensation Committee. For qualified retirees (age 55 or over and as approved by the Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

In December 2009, as part of the 50% grant under the LTIP program, Share Options were scheduled for grant to the NEOs. In determining the 2009 Share Option grant size, the state of the economy at the time presented issues that needed to be addressed as part of the grant. While the unprecedented market and economic conditions during the previous 12 months had abated somewhat, there was sufficient uncertainty to warrant a conservative approach to granting Share Options. In addition, given the slow recovery of the Corporation’s share price, a high number of options would have been required to maintain the estimated economic value of compensation targeted for delivery through the option program. Compensation experts from Hewitt Associates were engaged to provide the Compensation Committee and the Board advice and recommendations on approaches for the 2009 Share Option grant. Management recommended that to address the issue, a reduced number of options be granted (below the ‘calculated’ number and to a level within acceptable external dilution standards). In determining the overall grant size, the Board of Directors approved that 10% more Share Options would be granted than were granted in 2008. It should be noted that, due to the severe market downturn and depressed share price, the 2008 grant was well below the targeted LTIP compensation value to eligible participants for the 50% share option portion of the LTIP of the program.

At the time of the scheduled December 2009 grant the Corporation was in a management imposed blackout period which necessitated that the grant of options be delayed. On December 3, 2009, the Board of Directors determined that an aggregate of 88,800 Share Options would be appropriate for the grant to NEOs and approved this number of options for the grant subject to the expiry of the applicable blackout period(s). The exercise price of the options, had the grant been effective on that date, would have been $6.71 per option.

At the end of the blackout period on February 8, 2010, the Board of Directors reconfirmed the grant of an aggregate of 88,800 Share Options to the NEOs and approved an exercise price of $9.33. In order to prevent erosion of value for the NEO’s (and other eligible participants in the LTIP program) between December 3, 2009 and February 8, 2010, the Board of Directors approved that all eligible participants, including the NEOs, would be eligible for an option bonus payment upon future exercise of these options amounting to C$2.62 per option (C$9.33 less C$6.71 which would have been the exercise price had the options been granted on December 3, 2009) multiplied by the number of options exercised from this grant. No bonus will be payable in relation to options that expire without exercise.

Performance Share Unit Plan (“PSU Plan”)

The Board of Directors has approved the PSU Plan. The PSU Plan is part of the Corporation’s Long-Term Incentive Plan. Each year, the Chief Executive Officer and the Compensation Committee recommends, to the Board of Directors for approval, employees (the “Participants”) for participation in the Corporation’s PSU Plan. Under the PSU Plan the Corporation credits a Performance Share Unit (a “PSU”), being a right granted to a Participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, in a number of Common Shares purchased on the open market. After the third fiscal year-end following the date of the grant of the PSUs (the “Maturity Date”), the Compensation Committee will assess the Participant against the performance criteria established as part of the grant and determine the number of such PSUs that have been earned. The cash payment or delivery of Common Shares is then based on these earned PSUs.

If any dividends are paid on the Corporation’s Common Shares, additional PSUs will be credited to the Participant to reflect such dividends. The PSU Plan provides that, in the event of termination of a Participant (with or without cause), all PSUs that are not earned PSUs are immediately forfeited. In the event of retirement or disability of a Participant, all earned PSUs will be redeemed within 30 days of the Maturity Date. Any PSUs which have not completed their prescribed term (credited PSUs) shall continue to be eligible to become earned PSUs, subject to the performance criteria, as if the Participant was still employed by the Corporation. On the death of a Participant, all credited PSUs will vest and will be redeemed within 90 days of the date of the Participant’s death. Rights respecting PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010 the Board of Directors approved amendments to the PSU plan in the event of a Change of Control (as such term is defined in the PSU) in order to provide a retention vehicle at a time of employment uncertainty . The amendments provide that 100% of the outstanding PSUs that are not Earned PSUs held in the Participant’s PSU Account on the date the Change of Control transaction is completed shall be deemed to be Earned PSUs. The value of the Earned PSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the Participant’s employment is terminated for any reason other than death, disability, Qualified Retirement or Good Reason as defined in the plan, all Earned PSUs shall be immediately forfeited. In the case of a termination without cause within 36 months following a Change of Control, all earned PSUs shall be paid out.

The Compensation Committee, on recommendation to and approval of the Board of Directors, may amend, suspend or terminate the PSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any PSUs, or any rights pursuant thereto, granted previously to any Participant without the consent of that Participant.

On March 31, 2010, as part of the remaining 50% of the grants under the LTIP program, a total of 108,792 PSUs were granted to the NEOs. The PSUs were granted under the terms of the PSU Plan with three year “cliff vesting”. The business performance measures incorporated into the PSU Plan to determine the number of PSUs that will vest at the end of the three year period are:

•	Three annual Return on Invested Capital (ROIC) targets, accounting for 15% each of the value of the grant;

•	A three-year average ROIC target, accounting for 35% of the value of the grant; and

•	A three-year average Disabling Injury Rate (DIR), accounting for 20% of the value of the grant.

The following table outlines the total LTIP awards for the NEO’s for fiscal 2010:

NEO	LTIP Target as Percentage of Base Salary (%) (1)	Share Options Granted June 16, 2009	Share Options Granted Feb 8, 2010	PSUs Granted March 31, 2010
Rodney J. Ruston	50	Nil	32,200	21,113
David Blackley	40	50,000	11,800	7,855
Christopher R. Yellowega	40	50,000	11,800	8,053
Kevin R. Mather	40	30,000	11,800	8,001
Robert G. Harris	40	10,000	11,200	7,319

(1)	LTIP awards are delivered through two vehicles – 50% of the award is delivered as Share Options and 50% of the award as PSUs

Retirement Arrangements

The Corporation does not have a pension plan. For the fiscal year ended March 31, 2010, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEO’s was $53,484, consisting of employer matching contributions to the executive officers’ Registered & Non Registered Retirement Savings Plans.

Benefit Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a car allowance, reimbursement for annual dues at a local heath or sports club, an annual medical examination and a discretionary health care spending account.

Analysis of 2010 Compensation Decisions Regarding NEOs

The following outlines the rationale behind the compensation decisions for each of the NEOs for 2010:

Rodney J. Ruston, President & Chief Executive Officer

The President & CEO’s compensation structure includes the same components as the other executives. The Board of Directors confirmed an annual base salary for Mr. Ruston effective July 1, 2009 of $576,800 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Under the STIP, Mr. Ruston’s bonus award is made up of 70% based on the corporate results, as measured by Consolidated EBITDA¿ and 30% on achievement of individual objectives set at the start of the year by the Board and based on growth, profitability and safe operations of the Corporation. As a result of the Corporation achieving a Consolidated EBITDA¿ result that exceeded target, Mr. Ruston’s STIP was approved at a level above target and he received bonus award of $584,910 for results in the 2010 fiscal year. Mr. Ruston’s LTIP awards consisted of 32,200 Share Options granted in February 2010 and 21,113 Performance Share Units granted March 31, 2010. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

On September 24, 2009 Mr. Ruston’s employment agreement was extended by the Board for a further period of two years, to May 8, 2012. In addition to the existing conditions in his employment agreement, Mr. Ruston was also awarded the right to receive 150,000 common shares of NAEP as follows:

•	50,000 shares on May 8, 2011;

•	50,000 shares on November 8, 2011; and

•	50,000 shares on May 8, 2012.

These shares will be awarded to Mr. Ruston provided he remains employed on the award dates above, or if Mr. Ruston has served notice of his resignation, provided the above award date falls within the stipulated notice period.

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2010, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

David Blackley, Chief Financial Officer

David Blackley joined the Corporation on January 14, 2008 as Vice President, Finance and assumed the role of Chief Financial Officer on June 10, 2009.

Mr. Blackley’s base salary was adjusted to $268,249 on July 1, 2009 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Under the STIP, Mr. Blackley’s bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA¿ , 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation achieving a Consolidated EBITDA¿ result that exceeded target, Mr. Blackley’s STIP was approved at a level above target and he received bonus award of $263,936 for results in the 2010 fiscal year. Mr. Blackley’s LTIP awards consisted of 50,000 Share Options granted in June 2009, 11,800 Share Options granted in February 2010 and 7,855 Performance Share Units granted March 31, 2010. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Mr. Blackley was employed by North American on January 14, 2008 as Vice President of Finance, prior to the global financial crisis (GFC). As such, his award of share options issued upon employment was based on an economic environment before the GFC had existed. At the price of Mr. Blackley’s original share option issue, his LTIP was significantly out of balance with respect to the external market in general and other NAEP executives in particular. In addition, Mr. Blackley was promoted to the position of Chief Financial Officer on June 10, 2009 assuming responsibility for all aspects of the Finance function. Retention of Mr. Blackley’s services is critical to the ongoing effective business operations of NAEP. Consequently, Mr. Blackley was awarded 50,000 share options in June 2009 to align his remuneration against the external market.

Christopher R. Yellowega, Vice President, Operations

Christopher R. Yellowega assumed the role of Vice President, Operations on March 1, 2009 and has been responsible for the performance of the Corporation’s operations ever since. Mr. Yellowega’s base salary was adjusted to $275,000 on July 1, 2009 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Under the STIP, Mr. Yellowega’s bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA ¿, 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation achieving a Consolidated EBITDA¿ result that exceeded target, Mr. Yellowega’s STIP was approved at a level above target and he received bonus award of $269,864 for results in the 2010 fiscal year. Mr. Yellowega’s LTIP awards consisted of 50,000 Share Options granted in June 2009, 11,800 Share Options granted in February 2010 and 8,053 Performance Share Units granted March 31, 2010. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Mr. Yellowega was employed by North American as Vice President Major Mining Projects on April 1, 2008 prior to the GFC. As such, his award of share options issued upon employment was based on an economic environment before the GFC had existed. At the price of Mr. Yellowega’s original share option issue, his LTIP was significantly out of balance with respect to the external market in general and other NAEP executives in particular. In addition, Mr. Yellowega was promoted to the role of Vice President Operations on March 1, 2009 assuming increased responsibilities for all North American operating divisions. Retention of Mr. Yellowega’s services is critical to the ongoing effective business operations of NAEP. Consequently, Mr. Yellowega was awarded 50,000 share options in June 2009 to balance his remuneration against the external market.

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2010, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Kevin R. Mather, Vice President, Supply Chain and Estimating

Kevin R. Mather has been with the Corporation since 1997 and during the 2010 fiscal year served as Vice President, Supply Chain and Estimating. In this role he is responsible for the supply and maintenance of the organization’s heavy equipment fleet as well as the Estimating function.

Mr. Mather’s base salary was adjusted to $273,239 on July 1, 2009 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Under the STIP, Mr. Mather’s bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA¿, 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation achieving a Consolidated EBITDA¿ result that exceeded target, Mr. Mather’s STIP was approved at a level above target and he received bonus award of $276,574 for results in the 2010 fiscal year. Mr. Mather’s LTIP awards consisted of 30,000 Share Options granted in June 2009, 11,800 Share Options granted in February 2010 and 8,001 Performance Share Units granted March 31, 2010. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Mr. Mather is a long term employee of North American hired April 21, 1997. He was promoted to the executive team on December 1, 2007 as Vice President of Supply Chain, prior to the GFC. Mr. Mather held a number of share options at the time which had been issued prior to the Corporation listing on the NYSE and TSX in November 2006. However, the number of options held by Mr. Mather related to his position at the General Manager level and did not reflect the level of LTIP that should be applied for a person at the executive level. In addition, Mr. Mather assumed additional executive responsibilities in the role of Vice President Supply Chain and Estimating on January 23, 2009. As such, to ensure retention of Mr. Mather and to align his remuneration to the external market, Mr. Mather was awarded 30,000 options in June 2009.

Robert G. Harris, Vice President, Human Resources, Health, Safety & Environment

Robert G. Harris has been with the Corporation since June 2006. His ongoing mandate has been to build the human resources and health & safety functions.

Mr. Harris’ base salary was adjusted to $249,956 on July 1, 2009 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Under the STIP, Mr. Harris’ bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA¿, 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation achieving a Consolidated EBITDA¿ result that exceeded target, Mr. Harris’ STIP was approved at a level above target and he received bonus award of $257,061 for results in the 2010 fiscal year. Mr. Harris’ LTIP awards consisted of 10,000 Share Options granted in June 2009, 11,200 Share Options granted in February 2010 and 7,319 Performance Share Units granted March 31, 2010. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

In June 2009, the Compensation Committee undertook a review of the LTIP for all senior executives of NAEP. As a result of this review, it was determined that Mr. Harris, who had been issued options at the time of his joining the Corporation, had continued with the Corporation for a significant period prior to the construction and implementation of an effective long term incentive plan. As a result, it was determined that there was a shortfall in Mr. Harris’ LTIP with a result that 10,000 share options were granted in June 2009 in order maintain Mr. Harris’ remuneration such that it was competitive with the external market.

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2010, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of the NEOs. None of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The termination arrangements for the NEOs under their respective employment agreements are as follows.

Rodney J. Ruston, President & Chief Executive Officer

The initial term of Mr. Ruston’s employment was for five years, beginning May 2005, unless earlier terminated. On September 24, 2009 Mr. Ruston’s employment was extended by a further period of two years, to May 8, 2012. If his employment is terminated by the Corporation without cause or if his employment is not renewed at the end of the term, Mr. Ruston will receive a severance payment equal to his then-annual salary plus the amount of his bonus payment in the full bonus year preceding the termination date. Mr. Ruston is subject to certain non-competition and confidentiality agreements.

David Blackley, Chief Financial Officer

Mr. Blackley is employed for an indefinite term, which commenced on January 14, 2008, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive payment equal to one and one quarter times his annual base salary if terminated on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one half times his annual base salary if terminated after his tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Mr. Blackley assumed the CFO position on June 11, 2009 and the position of Vice President, Finance was eliminated from the executive structure at that time.

Christopher R. Yellowega, Vice President, Operations

Mr. Yellowega is employed for an indefinite term, which commenced on April 1, 2008, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive payment equal to one times his annual base salary if terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one quarter times his annual base salary if terminated after his fifth and on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one half times his annual base salary if terminated after his tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Kevin R. Mather, Vice President, Supply Chain and Estimating

Mr. Mather is employed for an indefinite term, which commenced on April 21, 1997, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. Given that Mr. Mather has passed the tenth anniversary of employment with the Corporation, if his employment is terminated by the Corporation without cause, he will receive a payment equal to one and a half times his annual base salary plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Robert G. Harris, Vice President, Human Resources, Health, Safety & Environment

Mr. Harris is employed for an indefinite term, which commenced on June 19, 2006, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one and one quarter times his annual base salary plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Performance Graph

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price on the first day of trading, of $18.59, in connection with the Corporation’s Initial Public Offering (IPO) for each NAEP Common Share with the total cumulative return of the S&P/TSX Composite Index for the period from November 22, 2006 to March 31, 2010. On March 31, 2010, the NAEP Common Shares closed at $9.68 per NAEP Common Share on the TSX.

Trends Between NEOs Compensation and Total Shareholder Return

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial performance of the Corporation. As a result, a large percentage of the total annual compensation for the NEOs is at-risk pay. The total compensation of NEOs as compared to the financial performance of the Corporation since November 2006 demonstrates that during the period of growth in 2007 and into 2008, the total compensation of the Corporation’s NEOs grew correspondingly. As the Corporation experienced the GFC during 2009 and financial performance was adversely affected, executive compensation paid below targeted levels. Subsequently in 2010, as the Corporation’s financial performance recovered, executive compensation increased and STIP paid out slightly above the target level.

The following table shows the value of $100 invested in NAEP Common Shares on November 22, 2006 compared to $100 invested in the S&P/TSX Composite Index:#

	For the financial years ended,
	November 22, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010
North American Energy Partners Inc.	$100.00	$129.10	$86.34	$21.03	$52.07
S&P/TSX Composite Index	$100.00	$105.85	$109.13	$74.39	$105.75

Summary Compensation Table

The following table sets forth the annual compensation for the year ended March 31, 2010 paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of their award date and a total dollar value of compensation received.

					Non-Equity incentive plan compensation
Name and principal position	Fiscal Year	Salary Earned ($)	Share based awards ($)	Option based awards ($) (d)	Annual incentive plan (MIP) ($)	Long- term incentive plans	Group RRSP ($)	All other compensation ($)	Total Compensation ($)

Rodney J. Ruston	2010	592,599	1,254,373(a)(c)	Nil	584,910	N/A	(f)	(e)(f)(g)	2,431,882
President and Chief Executive Officer (Hired May 9, 2005)	2009	551,250	182,922(b)	68,620	373,935	N/A	(f)	(e)(g)	1,176,727

David Blackley	2010	262,711	76,036(a)	6,000	263,936	N/A	(f)	(e)	608,683
Chief Financial Officer (Hired January 14, 2008)	2009	242,075	64,312(b)	23,030	152,445	N/A	(f)	(e)	481,862
Christopher R. Yellowega	2010	268,749	77,953(a)	6,000	269,864	N/A	15,965	(e)	638,531
Vice President, Operations (Hired April 1, 2008)	2009	236,708	65,328(b)	641,120	149,773	N/A	9,732	(e)	1,102,661

Kevin R. Mather	2010	268,180	77,449(a)	3,600	276,574	N/A	13,408	(e)	639,211
Vice President, Supply Chain and Estimating (Hired April 21, 1997)	2009	235,584	66,114(b)	23,030	164,700	N/A	11,710	(e)	501,138

Robert G. Harris	2010	248,135	70,847(a)	1,200	257,061	N/A	12,406	(e)	589,649
Vice President, Human Resources, Health, Safety & Environment (Hired June 19, 2006)	2009	238,707	63,416(b)	23,735	161,656	N/A	11,935	(e)	499,449

(a)

PSUs refer to Performance Share Units (see “Executive Compensation – PSU Plan”). Reflects the value of the PSUs (rounded to nearest dollar) granted on March 31, 2010 using the closing market price on the Toronto Stock Exchange on the grant date, which was $9.68. The number of PSUs is adjusted to take into account any dividends paid on NAEP Common Shares.

(b)

PSUs refer to Performance Share Units (see “Executive Compensation – PSU Plan”). Reflects the value of the PSUs (rounded to nearest dollar) granted on March 31, 2009 using the closing market price on the Toronto Stock Exchange on the grant date, which was $3.91. The number of PSUs is adjusted to take into account any dividends paid on NAEP Common Shares.

(c)

Includes 150,000 NAEP Common Shares pursuant to Mr. Ruston’s employment agreement at a grant date share price of $7.00. See above section captioned “Analysis of 2010 Compensation Decisions Regarding NEOs” “Rodney J. Ruston, President & Chief Executive Officer”.

(d)

Calculated as the number of option based awards granted multiplied by the fair value of each award as at the grant date. The fair value of each award represents the Black-Scholes fair value at the date of the grant. The Black-Scholes option pricing model assumptions used by NAEP were (i) dividend yield of nil%; (ii) expected volatility of 76.27%; (iii) risk-free interest rate of 3.39%; and (iv) expected life of 6.5 years.

#	Assuming re-investment of dividends/distributions

(e)	The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year.

(f)

Mr. Ruston and Mr. Blackley did not participate in the company matching RRSP program in fiscal 2010 or 2009. Mr. Ruston received a $20,000 lump sum payment, in 2010, in lieu of participation in the RRSP program, as per the terms of his employment agreement. This figure is included under “Salary Earned”.

(g)	Mr. Ruston is a member of management of NAEP and does not receive any additional remuneration for his role as a director of the Corporation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based and option-based awards for each of the NEOs at the end of the 2010 fiscal year:

	Option-Based Awards						Value of Unexercised In-the-Money Options Which Have Not Yet Vested ($) (a)		Share-Based Awards (PSUs except where indicated)
NEO	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested ($) (a)				Number of Securities That Have Not Vested (#)	Market or Payout Value of Securities That Have Not Vested (b)
Rodney J. Ruston	550,000 21,900 29,200 32,200	$ $ $ $	5.00 13.50 3.69 9.33	May 9, 2015 November 27, 2017 December 4, 2018 February 9, 2020	$ $	2,059,200 Nil 34,981 Nil	$ $ $	514,800 Nil 139,926 11,270	78,834 150,000 NAEP Common Shares	$ $	763,113 1,452,000

David Blackley	75,000 9,800 50,000 11,800	$ $ $ $	13.21 3.69 8.28 9.33	January 14, 2018 December 4, 2018 June 17, 2019 February 9, 2020	$	Nil 11,740 Nil Nil	$ $ $	Nil 46,961 70,000 4,130	28,136		$272,356

Christopher R. Yellowega	75,000 9,200 50,000 11,800	$ $ $ $	16.01 3.69 8.28 9.33	April 18, 2018 December 4, 2018 June 17, 2019 February 9, 2020	$	Nil 11,021 Nil Nil Nil	$ $ $	Nil 44,086 70,000 4,130	24,761		$239,686

Robert G. Harris	100,000 7,600 10,100 10,000 11,200	$ $ $ $ $	5.00 13.50 3.69 8.28 9.33	June 19, 2016 November 27, 2017 December 4, 2018 June 17, 2019 February 9, 2020	$ $	280,800 Nil 12,099 Nil Nil	$ $ $ $	187,200 Nil 48,399 14,000 3,920	27,318		$264,438

Kevin R. Mather	40,000 20,000 7,400 40,000 9,800 30,000 11,800	$ $ $ $ $ $ $	5.00 5.00 13.50 15.37 3.69 8.28 9.33	November 26, 2013 July 22, 2014 November 27, 2017 March 18, 2018 December 4, 2018 June 17, 2019 February 9, 2020	$ $ $	187,200 93,600 Nil Nil 11,740 Nil Nil	$ $ $	Nil Nil Nil Nil 46,961 42,000 4,130	28,577		$276,625

(a)

Amounts calculated as the March 31, 2010 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $9.68, less the option exercise price multiplied by the number of option-based awards as of March 31, 2010.

(b)

Amounts calculated as the number of share-based awards (PSUs or NAEP Common Shares as applicable) granted multiplied by the March 31, 2010 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $9.68.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested during the 2010 fiscal year, as well as the value of non-equity incentive plan compensation that the NEOs earned during the 2010 fiscal year:

NEO	Option-based awards – Value vested during the year ($) (a)	Share-based awards (PSUs) – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($)
Rodney J. Ruston	$549,781	Nil	Nil
David Blackley	$11,740	Nil	Nil
Christopher R. Yellowega	$11,021	Nil	Nil
Kevin R. Mather	$30,460	Nil	Nil
Robert G. Harris	$105,699	Nil	Nil

(a)

Amount calculated as the number of Option-based awards that vested during the year multiplied by difference between the grant price and the March 31, 2010 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $9.68.

(b)

Amount calculated as the number of Share-based awards (PSUs) that vested during the year multiplied by the March 31, 2010 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $9.68.

COMPENSATION OF DIRECTORS

The Corporation’s directors, other than Messrs. McIntosh and Ruston, each receive an annual aggregate retainer and a fee for each meeting of the Board of Directors or any committee of the Board that they attend and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the compensation paid to non-management directors during fiscal year 2010.

Type of Fee	Amount ($Cdn)
Annual Fees
Board retainer	110,000
Audit committee chair	12,000
Compensation committee chair	9,000
Risk committee chair	5,000
Governance committee chair	5,000
Attendance Fees
Board or committee meeting	1,500

The Compensation Committee assesses the adequacy and form of compensation paid to directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates.

The following table sets out the total compensation earned by each non-management director of the Corporation during the 2010 fiscal year and also illustrates the manner in which the compensation was paid for each director. Directors have the option to receive up to 100% of their annual fees in DSUs, which results in slight differences in reportable compensation.

Name	Board Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board/ Committee Attendance Fees ($)	Fees paid in Cash ($)	Fees paid in Share based awards ($) (1)	Total Fees Earned ($)
George R. Brokaw	$110,000		N/A	$39,000	$74,500	$74,500	$149,000
John Brussa	$110,000		N/A	$25,500	$67,750	$67,750	$135,500
Peter Dodd (6)	$88,527		N/A	$19,500	$19,000	$89,027	$108,027
John Hawkins (2)	$110,000	$5,000	N/A	$28,500	$21,875	$121,625	$143,500
William C. Oehmig (3)	$110,000	$5,000	N/A	$36,000	$18,875	$132,125	$151,000
Allen Sello (4)	$110,000	$12,000	N/A	$36,000	$91,750	$66,250	$158,000
Peter W. Tomsett (5)	$110,000	$9,000	N/A	$37,500	$0	$156,500	$156,500
Rick K. Turner	$110,000		N/A	$33,000	$71,500	$71,500	$143,000

TOTAL	$889,527	$31,000		$255,000	$365,250	$779,277	$1,144,527

(1)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(2)	Mr. Hawkins was the Chair of the Governance Committee for fiscal year 2010

(3)	Mr. Oehmig was the Chair of the Risk Committee for fiscal year 2010

(4)	Mr. Sello was the Chair of the Audit Committee for fiscal year 2010

(5)	Mr. Tomsett was the chair of the Compensation Committee for fiscal year 2010

(6)	Mr. Dodd became a Member of the Board on June 10, 2009 and his Board retainer of $88,527 above reflects the amount paid from this date to the end of the fiscal year.

(7)	The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs.

Mr. McIntosh, the Chairman of the Board, received a retainer from April 1, 2009 to March 31, 2010 paid at a rate of $220,000 per annum. The Chairman is not eligible to receive annual bonuses and at least 50% of his annual retainer is to be paid in DSUs. Mr. McIntosh elected to have 50% of his retainer paid in DSUs for fiscal 2010.

Mr. Ruston is a member of management of NAEP and does not receive any additional remuneration for his role as a director of the Corporation.

Directors’ Deferred Share Unit Plan

The Corporation’s Directors’ Deferred Share Unit Plan was approved on November 27, 2007 by the Corporation’s Board of Directors and became effective on January 1, 2008 (the “DSU Plan”). The DSU Plan is administered by the Compensation Committee. Under the DSU Plan, the Corporation grants annual equity compensation in the form of DSUs, replacing the previous practice of granting options. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Participant”) who is not an employee or officer of the Corporation and its affiliated entities. The DSU Plan provides that the Participant receives 50% of his or her fixed remuneration payable in respect of the services in his or her capacity as a board or committee member in a calendar year (“Participant’s Annual Fixed Remuneration”) in the form of DSUs and may elect to receive all or a part of the Participant’s Annual Fixed Remuneration in excess of 50% in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. per meeting fees) (“Annual Variable Remuneration”) to be paid in DSUs. This election must be made by December 31st each calendar year for effect the following fiscal year. The DSUs may be redeemed in cash or, at the discretion of the Corporation, in a number of NAEP Common Shares which may be shares purchased on the open market. Payment is based on the number of DSUs held, plus dividend equivalents (if any) multiplied by the NAEP Common Share price at the time of maturity. When dividends are paid on NAEP Common Shares, additional DSUs (“Dividend Equivalents”) will be credited to the Participant’s to reflect such dividends. DSUs vest immediately upon grant. The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation. A Participant has no further rights respecting any DSU or Dividend Equivalent which has been redeemed.

The table below summarizes the DSUs granted to the directors based on their elections with respect to the 2010 fiscal year:

Name	% of Annual Fixed Remuneration paid in DSUs	% of Annual Variable Remuneration paid in DSUs	# of DSUs	Dollar value of DSUs (based on $9.68) (a)
George R. Brokaw	50%	50%	10,146	$98,213
John A. Brussa	50%	50%	9,220	$89,249
Peter Dodd	50%(b)	50%(c)	12,207	$118,164
John D. Hawkins	50%(b)	0%(d)	17,247	$166,950
Ron McIntosh	50%	N/A	16,113	$155,973
William C. Oehmig	50%(b)	50%(c)	18,622	$180,260
Allen R. Sello	50%	50%(e)	8,922	$86,364
Peter W. Tomsett	100%	100%	21,338	$206,551
K. Rick Turner	50%	50%	9,757	$94,447

(a)

Reflects the value of the DSUs granted on March 31, 2010 using the closing market price on the Toronto Stock Exchange which was $9.68. The number of DSUs, by their terms, is adjusted to take into account any dividends paid on NAEP Common Shares.

(b)	Mr. Dodd, Mr. Hawkins and Mr. Oehmig changed their election to 50% DSUs effective January 1, 2010.

(c)	Mr. Dodd and Mr. Oehmig changed their election to 50% DSUs effective January 1, 2010

(d)	Mr. Hawkins changed his election to 0% DSUs effective January 1, 2010.

(e)	Mr. Sello changed his election to 50% DSUs effective January 1, 2010.

Share Ownership Guidelines

The Board of Directors adopted and approved, on November 27, 2007, for implementation effective January 1, 2008 guidelines for the ownership by the directors of the Corporation of equity in the Corporation (the “Share Ownership Guidelines”). The Share Ownership Guidelines require the Chair of the Board of Directors to own $400,000 of equity in the Corporation and the remaining directors to own $250,000 of equity in the Corporation, in each case represented by NAEP Common Shares and DSUs. Such ownership level must be achieved within five years of the later of the implementation of the Share Ownership Guidelines and the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their Annual Fixed Remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current directors comply with these Share Ownership Guidelines.

Directors’ and Officers’ Insurance

The Corporation maintains directors’ and officers’ liability insurance for a total limit of $50,000,000. This program provides coverage for the one-year period from June 1, 2009 to June 1, 2010. The base layer of coverage is primary, providing a limit of $10,000,000 for a premium of $133,000 and a deductible of $500,000.

The first excess layer adds a $10,000,000 additional limit for a premium of $93,000. The second excess layer adds a third limit of $10,000,000 for a premium of $64,000. The third excess layer adds a fourth limit of $10,000,000 for a premium of $50,000. The fourth and final excess layer adds $10,000,000 to the previously noted layers, including Side A Difference in Conditions coverage for a premium of $55,000. These layers add to the primary policy for a total of $50,000,000 in directors’ and officers’ liability limits, with a deductible of $500,000 on the primary layer only.

Indemnification

The Corporation has entered into indemnity agreements with its directors and officers, whereby it has agreed to indemnify its directors, officers and certain other employees from all liabilities, obligations, charges and expenses, reasonably incurred by such director, officer or other employee in respect of any civil, criminal, investigative, administrative action or other proceeding in which such individual is involved by reason of being or having been a director, officer or employee of the Corporation (or a direct or indirect affiliate) of the Corporation, provided that (i) he or she acted honestly and in good faith with a view to the best interests of the Corporation, or (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his conduct was lawful, and (iii) in the case of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, the Corporation obtains any approval required under the Canada Business Corporations Act in respect of such indemnification.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A) (a)	Figure in column (a) as a percentage of issued and outstanding NAEP Common Shares (b)	Weighted-average exercise price of outstanding options, warrants and rights (c)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (B) (d)	Figure in column (d) as a percentage of issued and outstanding NAEP Common Shares (e)
Equity compensation plans approved by securityholders	2,216,604	6.14%	$7.87	1,390,690	3.86%
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	N/A	N/A

Total	2,216,604	6.14%	$7.87	1,390,690	3.86%

(A)

Rodney J. Ruston has been awarded the right to receive 50,000 NAEP Common Shares on May 8, 2011, 50,000 NAEP Common Shares on November 8, 2011 and 50,000 NAEP Common Shares on May 8, 2012 pursuant to Mr. Ruston’s employment agreement. See above section captioned “Analysis of 2010 Compensation Decisions Regarding NEOs” “Rodney J. Ruston, President & Chief Executive Officer”. In accordance with the employment agreement, the executive’s entitlement to such NAEP Common Shares may be satisfied by NAEP by purchases of shares on the open market or, subject to obtaining all applicable regulatory approvals, by the issuance of common shares from treasury.

(B)

The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NAEP Common Shares that may be issued from treasury under the plan may not exceed 10% of the number of issued and outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option issuance.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the 2010 fiscal year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines of the Canadian Securities Administrators” recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With eight of the ten directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Rodney J. Ruston is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. Peter Dodd was an executive officer of the Corporation within the previous three years and is therefore not considered independent. Although Messrs Brokaw, Hawkins, Oehmig and Turner have relationships with shareholders of the Corporation and such shareholders provide consulting services to the Corporation, the shareholders do not receive any payments in relation to such consulting services but have an interest in providing such services since they have an investment in the Corporation. Messrs Brokaw, Hawkins, Oehmig and Turner do not in their individual capacities provide any consulting services to the Corporation, for a fee or otherwise. In addition, in the facts and circumstances applicable to these individuals, none of them are affiliated entities of the Corporation. The Board of Directors has determined that each of the directors, other than Rodney J. Ruston and Peter Dodd, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude the non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the 2010 fiscal year, nine of the nine board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place.

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below:

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998
	Fortress Energy Inc.	TSX	November 2009

John A. Brussa	Baytex Energy Ltd. (a wholly owned subsidiary of Baytex Energy Trust)	TSX	July 2003

	Calmena Energy Services Inc. (formerly BlackWatch Energy Services Corp.)	TSX	November 2008

	Chinook Energy Inc.	TSX	June 2010

	Crew Energy Inc.	TSX	July 2003

	Cirrus Energy Corporation	TSXV	April 2005

	Deans Knight Income Corporation	TSX	March 2009

	Enseco Energy Services Corp.	TSX	March 2006

	Equal Energy Ltd. (formerly Enterra Energy Corp.)	TSX	May 2009

	Galleon Energy Inc.	TSX	March 2003

	Just Energy Income Fund (formerly Energy Savings Income Fund / Ontario Energy Savings Corp.)	TSX	February 2001

	Midway Energy Ltd.	TSX	June 2006

	Monterey Exploration Ltd.	TSX	December 2005

	Orleans Energy Ltd.	TSX	June 2005

	Penn West Petroleum Ltd. (Penn West Energy Trust)	TSX	April 1995

	Pinecrest Energy Inc. (formerly Antler Creek Energy Corp.)	TSX	May 2010

	Progress Energy Resources Corp. (formerly ProEx Energy Ltd.)	TSX	January 2009

	Storm Exploration Inc.	TSX	June 2004

	Westfire Energy Ltd.	TSX	December 2007

	Yoho Resources Inc.	TSXV	March 2008

Allen R. Sello	Sterling Shoes Inc. (formerly Sterling Shoes Income Fund)	TSX	May 2005

Peter W. Tomsett	Silver Standard Resources Inc. Equinox Minerals Ltd. Talisman Energy Inc.	TSX TSX TSX	November 2006 July 2007 December 2009

K. Rick Turner	Energy Transfer Partners L.P. Energy Transfer Equity, L.P.	NYSE NYSE	February 2004 February 2006

(a)

Advantage Oil & Gas Ltd. is a wholly-owned subsidiary of Advantage Energy Income Fund, an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to a Trust Indenture on April 17, 2001.

Mandate of the Board of Directors

The Board of Directors supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies, which require that the Board of Directors be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board of Directors approaches its mandate and addresses such things as (i) the responsibility of the Board of Directors to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.

Position Descriptions for the Chairman of the Board of Directors and Committee Chairs

The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

a.	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

b.	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

c.

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

d.	attend committee meetings and communicate with directors between meetings as required;

e.	establish procedures to govern the function of the Board;

f.	assist the Governance Committee in implementing the Board assessment;

g.	lead in continuous improvement of Board processes;

h.	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

i.	represent shareholders and the Board to management and represent management to the Board and shareholders;

j.

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

k.	act as the Chair for annual and special meetings of the shareholders; and

l.	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team,

(ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. This description is included in the Compensation Committee Charter as Appendix A. The description provides that Chief Executive Officer is responsible for the successful management of the business and affairs of the Corporation and has the responsibility to:

a.	report to and work with the Board of Directors so that it may fulfill its oversight role;

b.	advise the Board of Directors in a timely manner of major issues and risks that may affect the Corporation;

c.	recommend to the Board the strategic direction of the Corporation and implement approved operational and business plans;

d.	provide the overall leadership, direction and management of the business operations to achieve the Corporation’s goals and objectives;

e.	allocate financial and human capital for the successful management and financial performance of the Corporation;

f.	foster a culture of integrity and set the ethical tone for the Corporation;

g.	establish the policies and procedures to effectively operate the Corporation in an efficient and controlled manner;

h.	monitor and manage the risks of the Corporation;

i.	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the Corporation;

j.	establish the corporate structure and major accountabilities;

k.	oversee the relationship between the Corporation and the public;

l.	develop, supervise and evaluate the executive officers and recommend to the Compensation Committee the selection and compensation of executive officers; and

m.	identify potential successors for the positions of Chief Executive Officer and develop a succession plan for executive management.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New directors are provided with written information about the duties and obligations of directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporations business.

Management encourages the directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the Corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

1.	Industry Conferences – Management updates this list as conferences are scheduled.

2.	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board of Directors has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board of Directors and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

a.	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

b.	effective anonymous reporting is through an independent ethics reporting firm; or

c.	directly to the Chairman of the Board or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Nomination of Directors

Please see section captioned “Governance Committee” below.

Compensation Determination

Please see section captioned “Compensation Committee” below.

BOARD COMMITTEES

Audit Committee

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d)(5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca). The Audit Committee is currently composed of Messrs. Brokaw, Hawkins, McIntosh, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

The Corporation’s auditors are KPMG LLP. The Board of Directors pre-approved the engagement of KPMG to perform the audit of our financial statements for the fiscal year ended March 31, 2010.

The fees we have paid to KPMG for services rendered by them include:

i.

Audit Fees: KPMG billed us $1,716,800, $2,374,000 and $3,037,500 for audit fees during the years ended March 31, 2010, 2009 and 2008, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of compliance with internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

ii.

Audit Related Fees: KPMG billed us $55,645, $nil and $55,000 during the years ended March 31, 2010, 2009 and 2008, respectively, for planning and scoping work and advice relating to internal controls over financial reporting and testing performed in relation to system conversions completed during the year ended March 31, 2010.

iii.	Tax Fees: KPMG billed us $7,500, $62,000 and $33,000 for the years ended March 31, 2010, 2009 and 2008, respectively, for income tax advisory and compliance services.

iv.

All Other Fees: KPMG billed us $262,000 and $64,000 for the years ended March 31, 2010 and 2009, respectively, for fees related to United States generally accepted accounting principles and International Financial Reporting Standards (IFRS), respectively. KPMG did not perform any other services for us in 2008.

Compensation Committee

The Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Compensation Committee that is available on the Corporation’s website (www.nacg.ca). The Compensation Committee is currently composed of Messrs. Brussa, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman. Hewitt Associates and Wynford Group, independent specialized compensation consultants, have been retained by the Corporation to assist in determining executive management and compensation for directors as described above in the section “Executive Compensation Philosophy”.

Governance Committee

The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website (www.nacg.ca). The Governance Committee is currently composed of Messrs. Brussa, Dodd, Hawkins, McIntosh and Turner, with Mr. Hawkins serving as Chairman.

Health, Safety, Environment and Business Risk Committee

The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HS&E Risk Committee is also responsible for overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President & CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. The Board of Directors has affirmatively determined that the HS&E Risk Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the HS&E Risk Committee that is available on the Corporation’s website (www.nacg.ca). The HS&E Risk Committee is currently composed of Messrs. Brokaw, Dodd, McIntosh, Oehmig and Tomsett, with Mr. Oehmig serving as Chairman.

The Board may also establish other committees.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6:

i.

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 31, 2010 together with the accompanying Auditor’s Report. the annual MD&A and the annual Canadian Supplement to the MD&A;

ii.	this Information Circular; and

iii.	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements, MD&A and Canadian Supplement to the MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 17th day of August, 2010.

/s/ David Blackley
Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.

PROXY

THIS PROXY IS TO BE USED IN CONNECTION WITH THE

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON OR ABOUT SEPTEMBER 23, 2010

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

The undersigned holder of common shares in the capital of North American Energy Partners Inc. (the “Corporation”) specified below hereby appoints David Blackley, or failing that person, Rodney Ruston, or instead of either of them                                                                                           , as proxy, with power of substitution, to attend, vote all such shares held by the undersigned and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2 on or about September 23, 2010 commencing at 10:00 a.m. (Eastern Time) and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the person(s) named above is specifically directed as indicated below with respect to those shares registered in the name of the undersigned.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1.    FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election of directors as specified in the management information circular of the Corporation dated August 17, 2010 (the “Information Circular”) in connection with the Meeting;

2.    FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such; and

3.    at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

This Proxy is solicited on behalf of the Management of the Corporation. The shares represented by this Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted FOR each of the above matters.

To be effective, a Proxy must be received by CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only 1-866-781-3111) no later than 6:30 p.m. (Eastern Time) on September 21, 2010 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

This Proxy supersedes and revokes any proxy previously given in respect of the Meeting.

DATED this          day of                     , 2010.

Number and Class of Shares	Signature of Shareholder or officer of Shareholder

Name of Shareholder (please print)

* * *

NOTES

1.	Every shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons whose names are printed in this Proxy. A Shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy (see reverse) or by completing another proper proxy.

2.	This Proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.

3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy.

4.	This Proxy should be signed in the exact manner as the name appears on the Proxy.

5.	If this Proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

6.	The shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any show of hands or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares will be voted accordingly. In the absence of such specification, or if the specification is not certain, the shares represented by this Proxy will be voted in favour of the matters referred to in this Proxy.

7.	This Proxy confers discretionary authority upon the persons names herein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof which are not known to management. If such amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgement of the person or persons voting such Proxy.

8.	This Proxy should be read in conjunction with the accompanying documentation provided by Management, including the Information Circular.

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